NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL: RUS

RUSSEL METALS ANNOUNCES 2ND QUARTER 2005 EARNINGS OF $0.47 PER SHARE AND A 25% INCREASE IN THE QUARTERLY DIVIDEND TO $0.25 PER COMMON SHARE

TORONTO, CANADA -- July 27, 2005 -- Russel Metals Inc. reported 2005 second quarter net earnings of $23.5 million or $0.47 per share.  The net earnings declined from the 2004 second quarter net earnings of $50.4 million or $1.03 per share due primarily to declining margins.  This was caused by steel price decreases, which generated inventory holding losses of approximately $18 million versus holding gains of approximately $27 million in the second quarter of 2004.  The approximate $45 million swing from inventory holding gains to losses in 2005 was partially offset by lower variable operating expenses.

The 2005 second quarter revenues were $644.8 million, up 10% from the second quarter of 2004 revenues of $588.0 million.  The increase in sales was primarily generated by the energy tubular products segment due to higher volumes related to oil sands projects in northern Alberta.

The net earnings for the six months ended June 30, 2005 were $57.0 million or $1.13 per share, versus $75.7 million or $1.58 per share in 2004.  The comparative 2005 earnings were impacted by an unfavorable inventory holding swing from gains to losses of approximately $73 million between 2005 and 2004.

Bud Siegel, President and Chief Executive Officer, commented:  "As we exited our record-setting year in 2004, we viewed 2005 with significant uncertainty due to the pricing policies of the steel producing sector.  In our 2004 Annual Report we asked:  "What actually transpired in 2004?  Was this the year that the industry realized it had to generate an acceptable return on capital in order to survive, which would require a financially disciplined and sustainable approach to steel pricing?  Or was this a year where the steel producers merely reacted to numerous factors?"  At the end of the first quarter, their discipline was still in question as the emerging trends raised concerns.  Now that the second quarter has been completed, we realize that "nothing has changed" as the steel producers have cut steel prices in all product areas at an accelerating rate through the first six months of 2005.

This industry remains a very cyclical industry and will remain as such until excess and obsolete capacity is permanently removed from the system.  Consolidation without rationalization is not a panacea for the steel producers as these past six months have proven.  The extreme cyclicality we have seen over the last eighteen months has been supply side generated, as true demand has remained relatively stable."

The second quarter 2005 cash generated from operating activities was $61.3 million, which reflects the counter-cyclical nature of our cash flow as we generate cash from working capital as the price of steel declines.  Both inventory and accounts receivable decreased in the quarter.  The year to date cash used in operating activities was $16.3 million, despite the $100 million payment of one time payables in the first quarter of 2005 relating to 2004.  The working capital balances are anticipated to be a positive source of cash generation during the balance of 2005.

The Company reports its inventory using average costs, whereas several of the other publicly reported U.S. metals service centers use the last in first out (LIFO) inventory valuation model which is an accepted valuation method in the U.S. but not permitted in Canada.  The operating profit generated by the changing inventory valuation would have been lower in 2004 and higher in 2005 had the Company used a LIFO valuation model.

The Board of Directors approved a 25% increase in the quarterly dividend to $0.25 per common share.  The dividend is payable September 15, 2005 to shareholders of record as of August 9, 2005.

The Company will be holding an Investor Conference Call on Thursday, July 28, 2005 at 9:00 a.m. ET to review its second quarter results for 2005.  The dial in telephone number for the call is 1-800-291-5032.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, August 4, 2005.  You will be required to enter reservation number 21214191 in order to access the call.

Additional supplemental financial information is available in our investor conference call package located on our website at www.russelmetals.com.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Website: www.russelmetals.com